Exhibit (a)(7)


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                                               PRESS RELEASE
                                               FOR IMMEDIATE RELEASE



MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California 94556
Telephone: 510-631-9100

July 19, 1999

PRICE FOR OFFER TO PURCHASE UNITS OF RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP INCREASED TO $21,500 PER UNIT AND EXPIRATION DATE EXTENDED TO AUGUST 7, 1999

MP INCOME FUND 15, LLC; MP INCOME FUND 12, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; MORAGA FUND 1, L.P.; AND MORAGA GOLD, LLC (collectively the "Purchasers") are offering to purchase up to 60 Units of limited partnership interest (the "Units") in RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership(the "Partnership"). The Purchasers have increased the purchase price to $21,500 per Unit less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date. In addition, the Expiration Date of the Offer is extended to August 7, 1999.

The Offer has only recently been mailed to Unit holders and, as of July 16, 1999, a total of 0.15 Units had been tendered to the Purchasers by security holders and not withdrawn.

         For further information, contact Christine Simpson at the above telephone number.